Exhibit 99.2

Associated Estates Realty Corporation
Third Quarter 2008
Earnings Release and Supplemental Financial Data



The Bradford at Easton
4150 Silver Springs Lane
Columbus, OH 43230

Tel: (866) 850-2950
WebSite:www.bradfordateaston.com

Located in one of the most sought-after areas of Columbus, Ohio, residents select The Bradford at Easton because of the location adjacent to Easton Town Center. Located fifteen minutes from downtown Columbus, The Bradford at Easton offers a range of floor plans from one bedroom apartments to three bedroom townhomes with attached garages. Numerous features and amenities such as wood-burning fireplace, sunroom and resort-style swimming pool, make The Bradford at Easton a care-free alternative to home ownership.

Associated Estates Realty Corporation   **Phone:**   (216) 261-5000
1 AEC Parkway   **Fax:**   (216) 289-9600
Richmond Heights, Ohio 44143-1467   **Web Site: www.aecrealty.com**

Investor contact: Kimberly Kanary
Vice President of Corporate Communications
(216) 797-8718
kkanary@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2008 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; the ability of the Company to defease or prepay debt pursuant to its current plan; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liabilities, among others; changes in or termination of contracts relating to third party management and advisory business; risks related to the Company's joint venture; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and the Company's ability to acquire properties at prices consistent with our investment criteria.



Table of Contents   Page

ASSOCIATED ESTATES REALTY CORPORATION REPORTS THIRD QUARTER RESULTS
Same Community Occupancy 95.8%
Same Community NOI Up 6.9% for the Quarter
Company Reaffirms Full-Year Guidance

Cleveland, Ohio – October 27, 2008 – Associated Estates Realty Corporation (NYSE:AEC) (NASDAQ: AEC) today reported a net loss available to common shareholders of $4.2 million or $0.26 per common share (basic and diluted), for the third quarter ended September 30, 2008, compared with a net loss available to common shareholders of $4.0 million or $0.24 per common share (basic and diluted), for the third quarter ended September 30, 2007.

Funds from operations (FFO) for the quarter were $0.31 per common share (basic and diluted), compared with $0.29 per common share (basic and diluted), for the third quarter ended September 30, 2007, a 6.9 percent increase.

A reconciliation of net (loss) income applicable to common shares to FFO is included on page 10.

Revenue for the quarter was $35.3 million compared with $34.5 million for the third quarter of 2007, a 2.3 percent increase.

Q3 Same Community Portfolio Results
Net operating income (NOI) from the Company's same community portfolio increased 6.9 percent as a result of revenue increasing 3.3 percent, and property operating expenses decreasing 1.0 percent, compared with the third quarter of 2007. Physical occupancy remains constant at 95.8 percent compared to the end of the third quarter of 2007. For the third quarter, the average net rent collected per unit for the same community properties increased 3.1 percent to $864 per month. Net rent collected per unit for the Company's same community Midwest portfolio grew 5.1 percent to $789, while net rent collected per unit for the Company's same community properties in the Mid-Atlantic/Southeast markets decreased 0.1 percent to $1,020.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 15 to 23.

Year-to-Date Performance
For the nine months ended September 30, 2008, net income applicable to common shares was $31.8 million or $1.96 per share (basic and diluted) compared to net income applicable to common shares of $4.0 million or $0.23 per share (basic and diluted) for the period ended September 30, 2007. The results for the nine month period ended September 30, 2008 and September 30, 2007 include gains from property sales of $45.2 million and $17.0 million, or $2.79 per share and $1.00 per share, respectively.

Funds from operations for the first nine months ended September 30, 2008 were $0.87 per share and include defeasance and/or prepayment costs of $2.0 million, or approximately $0.12 per share associated with the repayment of $11.0 million in debt. Excluding these costs, FFO as adjusted for the period ended September 30, 2008 was $0.99 per share.

A reconciliation of net (loss) income applicable to common shares to FFO, and to FFO as adjusted, is included on page 10.

Year-to-date, NOI for the same community portfolio was up 6.7 percent. This increase was driven by a 3.5 percent increase in revenue and a 0.3 percent decrease in property operating expenses.

Debt Maturities
The Company has no debt maturities remaining in 2008, a total of $72.3 million maturing in 2009, and a total of $78.6 million in 2010. A schedule of debt maturities can be found on page 24.

The Company's $150 million line of credit had a balance of $14.5 million on September 30, 2008, and matures in 2011.

2008 Outlook
The Company has reaffirmed its expectations for full-year FFO as adjusted of $1.28 to $1.32 per share, which excludes defeasance and other prepayment costs. Assumptions relating to the Company's earnings guidance can be found on page 25.

Conference Call
A conference call to discuss the results will be held tomorrow, Tuesday, October 28, 2008 at 2:00 p.m. (EST). To participate in the call:

Via Telephone: The dial in number is 800-860-2442 and the pass code is "Estates."

Via the Internet (listen only): Access the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Register for AEC's Conference Call" link on the left hand side of the page and follow the brief instructions to register for the event. The webcast will be archived through November 11, 2008.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Nine Months Ended September 30, 2008 and 2007
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended September 30,				Nine Months Ended September 30,			
OPERATING INFORMATION		2008		2007		2008		2007
Total revenue	$	35,343	$	34,535	$	101,484	$	97,337
Property revenue	$	34,368	$	31,513	$	99,234	$	87,162
Net (loss) income applicable to common shares	$	(4,244)	$	(4,022)	$	31,820	$	3,962
Per share - basic and diluted	$	(0.26)	$	(0.24)	$	1.96	$	0.23
Funds from Operations (FFO) [1]	$	5,056	$	4,965	$	14,047	$	11,364
FFO as adjusted [1]	$	5,056	$	4,965	$	16,006	$	15,760
FFO per share - basic and diluted	$	0.31	$	0.29	$	0.87	$	0.66
FFO as adjusted per share - basic and diluted	$	0.31	$	0.29	$	0.99	$	0.92
Funds Available for Distribution (FAD) [1]	$	2,541	$	2,579	$	10,899	$	10,901
Dividends per share	$	0.17	$	0.17	$	0.51	$	0.51
Payout ratio - FFO		54.8%		58.6%		58.6%		77.3%
Payout ratio - FFO as adjusted		54.8%		58.6%		51.5%		55.4%
Payout ratio - FAD		106.3%		113.3%		76.1%		79.7%
General and administrative expense	$	3,668	$	2,463	$	10,379	$	7,873
Interest expense [2]	$	8,882	$	9,419	$	26,357	$	25,830
Interest coverage ratio [3]		1.72:1		1.64:1		1.75:1		1.72:1
Fixed charge coverage ratio [4]		1.52:1		1.47:1		1.55:1		1.52:1
General and administrative expense to property revenue		10.7%		7.8%		10.5%		9.0%
Interest expense to property revenue		25.8%		29.9%		26.6%		29.6%
Property NOI [5]	$	19,386	$	17,031	$	56,721	$	47,829
ROA [6]		8.3%		8.1%		8.3%		8.1%
Same community revenue increase		3.3%		4.0%		3.5%		4.5%
Same community expense (decrease) increase		(1.0)%		9.4%		(0.3)%		4.3%
Same community NOI increase (decrease)		6.9%		(0.3)%		6.7%		4.6%
Same community operating margins		55.9%		54.0%		56.3%		54.6%

(1)   See page 10 for a reconciliation of net (loss) income applicable to common shares to these non-GAAP measurements and page 26 for the Company's definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees of $320 and $956 for 2008 and $290 and $783 for 2007. Also, it excludes $0 and $4,183 of defeasance and other prepayment costs for 2007.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance, other prepayment and/or preferred repurchase costs. Individual line items in this calculation include results from discontinued operations where applicable. See page 27 for a reconciliation of net (loss) income available to common shareholders to EBITDA and for the Company's definition of EBITDA.

(4)   Represents interest expense and preferred stock dividend payment coverage, excluding defeasance, and/or other prepayment costs. Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 28 for a reconciliation of net (loss) income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding held for sale assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2008
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		September 30, 2008		December 31, 2007
Net real estate assets	$	678,813	$	659,586
Total assets	$	706,395	$	686,796
Debt	$	551,233	$	556,695
Minority interest	$	1,829	$	1,829
Preferred stock - 8.70% Class B Cumulative Redeemable Preferred Shares	$	55,213	$	55,213
Total shareholders' equity	$	116,023	$	89,786
Common shares outstanding		16,558		16,354
Share price, end of period	$	13.03	$	9.44
Total market capitalization [1]	$	824,259	$	768,358
Undepreciated book value of real estate assets	$	955,019	$	965,013
Debt to undepreciated book value of real estate assets		57.7%		57.7%
Debt and preferred stock to undepreciated book value of real estate assets		63.5%		63.4%
Debt to total market capitalization [1]		67.1%		72.7%
Debt and preferred stock to total market capitalization [1]		73.8%		79.9%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		5.2%		7.2%

[1]   Includes the Company's share of unconsolidated debt of $2,062 and $2,068 as of September 30, 2008 and December 31, 2007.

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2008

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age of Owned Properties
Company Portfolio:			
Directly owned:			
Same Community Midwest	36	8,212	16
Same Community Mid-Atlantic/Southeast	12	3,924	13
Total Same Community	48	12,136	15
Acquisitions	2	536	3
Total directly owned	50	12,672	14
Joint Ventures:			
Affordable Housing	1	108	
Third Party Managed:			
Affordable Housing	1	85	
Market Rate	2	531	
Total Third Party Managed	3	616	
Total Company Portfolio	54	13,396	

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Third Quarter 2008
(Unaudited; dollar amounts in thousands)

	September 30, 2008	December 31, 2007
ASSETS		
Real estate assets		
Investment in real estate	$ 954,178	$ 964,292
Construction in progress	841	721
Less: accumulated depreciation	(276,206)	(305,427)
Real estate, net	678,813	659,586
Cash and cash equivalents	3,800	1,549
Restricted cash	6,366	6,730
Other assets	17,416	18,931
Total assets	$ 706,395	$ 686,796
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 510,953	$ 510,915
Unsecured revolving credit facility	14,500	20,000
Unsecured debt	25,780	25,780
Total debt	551,233	556,695
Accounts payable, accrued expenses and other liabilities	37,310	38,486
Total liabilities	588,543	595,181
Operating partnership minority interest	1,829	1,829
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized: 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 220,850 outstanding	55,213	55,213
Common shares, without par value, $.10 stated value; 41,000,000 authorized; 22,995,763 issued and 16,557,633 and 16,353,700 outstanding at September 30, 2008 and December 31, 2007, respectively	2,300	2,300
Paid-in capital	281,837	281,152
Accumulated distributions in excess of accumulated net income	(157,050)	(180,436)
Accumulated other comprehensive loss	(1,325)	(1,050)
Less: Treasury shares, at cost, 6,438,130 and 6,642,063 shares at September 30, 2008 and December 31, 2007, respectively	(64,952)	(67,393)
Total shareholders' equity	116,023	89,786
Total liabilities and shareholders' equity	$ 706,395	$ 686,796

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Nine Months Ended September 30, 2008 and 2007
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
REVENUE				
Property revenue	$ 34,368	$ 31,513	$ 99,234	$ 87,162
Management and service company revenue:				
Fees, reimbursements and other	428	2,462	1,378	8,378
Painting services	547	560	872	1,797
Total revenue	35,343	34,535	101,484	97,337
EXPENSES				
Property operating and maintenance	14,982	14,482	42,513	39,333
Depreciation and amortization	9,602	8,462	27,614	21,863
Direct property management and service company expense	420	2,931	1,213	9,802
Painting services and charges	578	498	1,098	1,651
General and administrative	3,668	2,463	10,379	7,873
Total expenses	29,250	28,836	82,817	80,522
Operating income	6,093	5,699	18,667	16,815
Interest income	16	49	124	379
Interest expense	(9,202)	(9,709)	(27,313)	(30,796)
Equity in net loss of joint ventures	(28)	(31)	(72)	(247)
Minority interest in operating partnership	(13)	(13)	(40)	(40)
(Loss) income from continuing operations	(3,134)	(4,005)	(8,634)	(13,889)
Income from discontinued operations:				
Operating income (loss)	91	1,184	(1,146)	4,704
Gain on disposition of properties	-	-	45,203	17,043
Income from discontinued operations	91	1,184	44,057	21,747
Net (loss) income	(3,043)	(2,821)	35,423	7,858
Preferred share dividends	(1,201)	(1,201)	(3,603)	(3,724)
Preferred share repurchase costs	-	-	-	(172)
Net (loss) income applicable to common shares	$ (4,244)	$ (4,022)	$ 31,820	$ 3,962
Earnings per common share - basic and diluted:				
(Loss) income from continuing operations applicable to common shares	$ (0.27)	$ (0.31)	$ (0.75)	$ (1.04)
Income from discontinued operations	0.01	0.07	2.71	1.27
Net (loss) income applicable to common shares	$ (0.26)	$ (0.24)	$ 1.96	$ 0.23
Weighted average shares outstanding - basic and diluted	16,298	17,069	16,222	17,110

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
CALCULATION OF FFO AND FAD				
Net (loss) income applicable to common shares	$ (4,244)	$ (4,022)	$ 31,820	$ 3,962
Add: Depreciation - real estate assets	8,175	8,210	24,299	23,131
Depreciation - real estate assets - joint ventures	24	24	69	505
Amortization of joint venture deferred costs	-	-	-	17
Amortization of intangible assets	1,101	753	3,062	792
Less: Gain on disposition of properties	-	-	(45,203)	(17,043)
Funds from Operations (FFO) [1]	5,056	4,965	14,047	11,364
Add: Defeasance and other prepayment costs	-	-	1,959	4,224
Add: Preferred stock repurchase costs	-	-	-	172
Funds from Operations as Adjusted [1]	5,056	4,965	16,006	15,760
Add: Depreciation - other assets	326	315	1,015	919
Depreciation - other assets - joint ventures	-	1	2	83
Amortization of deferred financing fees	320	299	984	810
Amortization of deferred financing fees - joint ventures	-	-	-	25
Less: Recurring fixed asset additions [2]	(3,159)	(2,999)	(7,104)	(6,670)
Recurring fixed asset additions - joint ventures [2]	(2)	(2)	(4)	(26)
Funds Available for Distribution (FAD) [1]	$ 2,541	$ 2,579	$ 10,899	$ 10,901
Weighted average shares outstanding - basic and diluted [3]	16,298	17,069	16,222	17,110
PER SHARE INFORMATION:				
FFO - basic and diluted	$ 0.31	$ 0.29	$ 0.87	$ 0.66
FFO as adjusted - basic and diluted	$ 0.31	$ 0.29	$ 0.99	$ 0.92
Dividends	$ 0.17	$ 0.17	$ 0.51	$ 0.51
Payout ratio - FFO	54.8%	58.6%	58.6%	77.3%
Payout ratio - FFO as adjusted	54.8%	58.6%	51.5%	55.4%
Payout ratio - FAD	106.3%	113.3%	76.1%	79.7%

(1)   See page 26 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2)   Fixed asset additions exclude development, investment and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

(3)   The Company computes the weighted average shares outstanding in accordance with SFAS 128 and accordingly, has excluded 568 and 397 common share equivalents from the three and nine months ended September 30, 2008 calculation, and 533 and 598 common share equivalents from the three and nine months ended September 30, 2007 calculation, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended September 30, 2008 and 2007
(Unaudited; dollar and share amounts in thousands)

| | Three Months Ended September 30, | |
	2008	2007
REVENUE		
Property revenue	$ -	$ 4,833
EXPENSES		
Property operating and maintenance	(91)	2,479
Depreciation and amortization	-	816
Total expenses	(91)	3,295
Operating income	91	1,538
Interest income	-	8
Interest expense	-	(362)
Income from discontinued operations	$ 91	$ 1,184
Earnings per common share - basic and diluted:		
Income from discontinued operations	$ 0.01	$ 0.07
Weighted average shares outstanding - basic and diluted	16,298	17,069

(1)   In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are fifteen properties disposed of in 2008 and three properties disposed of in 2007.

Associated Estates Realty Corporation
Discontinued Operations [1]
Nine Months Ended September 30, 2008 and 2007
(Unaudited; dollar and share amounts in thousands)

	Nine Months Ended September 30,	
	2008	2007
REVENUE		
Property revenue	$ 4,083	$ 18,903
EXPENSES		
Property operating and maintenance	2,144	10,165
Depreciation and amortization	762	2,979
Total expenses	2,906	13,144
Operating income	1,177	5,759
Interest income	3	22
Interest expense [2]	(2,326)	(1,077)
Gain on disposition of properties	45,203	17,043
Income from discontinued operations	$ 44,057	$ 21,747
Earnings per common share - basic and diluted:		
Income from discontinued operations	$ 2.71	$ 1.27
Weighted average shares outstanding - basic and diluted	16,222	17,110

(1)   In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are fifteen properties disposed of in 2008 and three properties disposed of in 2007.

(2)   Included in the 2008 expense is $1,959 of defeasance and other prepayment costs.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Nine Months Ended September 30, 2008	
		Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 7,741	$ 590
Maintenance personnel labor cost [2]		4,218	322
Total Operating Expenses Related to Repairs and Maintenance		11,959	912
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	235	18
Appliances	5	603	46
Building improvements	14	1,809	138
Carpet and flooring	5	1,956	149
Furnishings	5	390	30
Office/Model	5	5	-
HVAC and mechanicals	15	532	41
Landscaping and grounds	14	1,343	102
Suite improvements	5	41	3
Miscellaneous	5	74	6
Total Recurring Capital Expenditures - Properties		6,988	533
Corporate capital expenditures [4]		116	9
Total Recurring Capital Expenditures		7,104	542
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 19,063	$ 1,454
Total Recurring Capital Expenditures		$ 7,104	
Investment/Revenue Enhancing Expenditures [5]			
Building improvements - unit upgrades	Various	2,562	
Grand Total Capital Expenditures		$ 9,666	

(1) Calculated using weighted average units owned during the nine months ended September 30, 2008 of 13,107.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 28 for the Company's definition of recurring fixed asset additions.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) See page 28 for the Company's definition of investment/revenue enhancing additions.

Associated Estates Realty Corporation
Fees, Reimbursements and Other Revenue, Direct Property Management
and Service Company Expense and General Administrative Expense
For the Three and Nine Months Ended September 30, 2008 and 2007
(In thousands)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2008	2007	2008	2007
Fees, Reimbursements and Other Revenue				
Property management fees	$ 73	$ 505	$ 223	$ 1,640
Asset management fees	90	69	199	288
Other revenue	8	3	165	80
Payroll reimbursements[1]	257	1,885	791	6,370
Fees, Reimbursements and Other Revenue[2]	428	2,462	1,378	8,378
Direct Property Management and Service Company Expense				
Service company allocations	163	1,046	422	3,432
Payroll reimbursements[1]	257	1,885	791	6,370
Direct Property Management and Service Company Expense[2]	420	2,931	1,213	9,802
Service Company NOI	$ 8	$ (469)	$ 165	$ (1,424)
General and Administrative and Service Company Expense				
General and administrative expense[2]	$ 3,668	$ 2,463	$ 10,379	$ 7,873
Service company allocations	163	1,046	422	3,432
General and Administrative and Service Company Expense	$ 3,831	$ 3,509	$ 10,801	$ 11,305

(1)   Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)   As reported per the Consolidated Statement of Operations.

Associated Estates Realty Corporation
Same Community Data [1]
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Property Revenue	$ 32,540	$ 32,059	$ 31,431	$ 31,341	$ 31,513
Property Operating and Maintenance Expenses					
Personnel	3,799	3,607	3,730	3,678	3,723
Advertising	405	400	395	434	393
Utilities	1,772	1,651	1,731	1,615	1,713
Repairs and maintenance	2,678	2,527	2,057	1,919	2,511
Real estate taxes and insurance	4,524	4,546	4,280	4,083	4,933
Other operating	1,160	1,110	1,044	1,147	1,209
Total Expenses	14,338	13,841	13,237	12,876	14,482
Property Net Operating Income	$ 18,202	$ 18,218	$ 18,194	$ 18,465	$ 17,031
Operating Margin	55.9%	56.8%	57.9%	58.9%	54.0%
Total Number of Units	12,136	12,136	12,136	12,136	12,136
NOI Per Unit	$ 1,500	$ 1,501	$ 1,499	$ 1,522	$ 1,403
Average Net Rent Collected Per Unit [2]	$ 864	$ 852	$ 836	$ 834	$ 838
Physical Occupancy - End of Period [3]	95.8%	96.4%	94.6%	94.1%	95.8%

(1) The results for all quarters include Alexander at Ghent and the Idlewylde Apartments, both of which were acquired by the Company in June 2007.

(2) Represents gross potential rents less vacancies and concessions.

(3) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data [1]
Operating Results for the Nine Months Ended September 30, 2008 and 2007
(Unaudited, in thousands, except unit totals and per unit amounts)

	Nine Months Ended September 30,	
	2008	2007
Property Revenue	$ 86,737	$ 83,807
Property Operating and Maintenance Expenses		
Personnel	10,116	9,862
Advertising	1,138	1,089
Utilities	4,622	4,372
Repairs and maintenance	6,754	6,948
Real estate taxes and insurance	12,283	12,498
Other operating	2,990	3,265
Total Expenses	37,903	38,034
Property Net Operating Income	$ 48,834	$ 45,773
Operating Margin	56.3%	54.6%
Total Number of Units	11,025	11,025
NOI Per Unit	$ 4,429	$ 4,152
Average Net Rent Collected Per Unit [2]	$ 845	$ 820
Physical Occupancy - End of Period [3]	96.2%	95.9%

(1)   The results shown for both years exclude Alexander at Ghent and the Idlewylde Apartments, both of which were acquired by the Company in June 2007.

(2)   Represents gross potential rents less vacancies and concessions.

(3)   Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of September 30, 2008 and 2007
(Unaudited, in thousands, except unit totals and per unit amounts)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1]			Net Rents per Unit [2]			Average Rent per Unit [3]			Physical Occupancy [4]		Turnover Ratio [5]	
			Q3 2008	Q3 2007	% Change	Q3 2008	Q3 2007	% Change	Q3 2008	Q3 2007	% Change	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Midwest Properties															
Indiana	836	12	$ 801	$ 791	1.3%	$ 857	$ 832	3.0%	$ 904	$ 902	0.2%	95.2%	95.7%	89.0%	84.7%
Michigan	2,888	17	739	713	3.6%	768	747	2.8%	835	835	0.0%	97.1%	97.3%	68.8%	72.4%
Ohio - Central Ohio	2,621	17	775	728	6.5%	814	764	6.5%	833	815	2.2%	97.2%	96.0%	75.8%	70.4%
Ohio - Northeastern Ohio	1,399	13	920	870	5.7%	953	928	2.7%	997	987	1.0%	97.2%	94.8%	71.2%	71.5%
Pennsylvania	468	22	758	691	9.7%	780	753	3.6%	822	814	1.0%	99.1%	95.9%	63.2%	65.8%
Total Midwest Properties	8,212	16	789	751	5.1%	824	792	4.0%	868	860	0.9%	97.1%	96.2%	73.2%	72.5%
Mid-Atlantic/Southeast Properties															
Florida	1,272	9	1,160	1,164	(0.3)%	1,245	1,271	(2.0)%	1,344	1,322	1.7%	93.8%	93.3%	67.9%	67.9%
Georgia	1,717	13	789	813	(3.0)%	880	869	1.3%	986	983	0.3%	91.2%	95.1%	84.8%	76.6%
Virginia	268	2	1,319	1,196	10.3%	1,356	1,288	5.3%	1,356	1,291	5.0%	98.5%	97.0%	100.0%	100.0%
Baltimore/Washington	667	22	1,231	1,211	1.7%	1,312	1,261	4.0%	1,326	1,280	3.6%	94.0%	97.2%	55.8%	52.8%
Total Mid-Atlantic/ Southeast Properties	3,924	13	1,020	1,021	(0.1)%	1,104	1,095	0.8%	1,185	1,164	1.8%	93.0%	95.0%	75.4%	71.3%
Total/Average Same Community	12,136	15	$ 864	$ 838	3.1%	$ 915	$ 890	2.8%	$ 971	$ 959	1.3%	95.8%	95.8%	73.9%	72.1%

(1)   Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2)   Represents gross potential rents less allowances for all units divided by the number of units in a market.

(3)   Represents gross potential rents for all units divided by the number of units in a market.

(4)   Represents physical occupancy at the end of the quarter.

(5)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6)   Age shown in years.

Associated Estates Realty Corporation
Property Revenue
For the Three Months Ended September 30, 2008 and 2007

Property Revenue	No. of Units	2008 Physical Occupancy [1]	2007 Physical Occupancy [1]	Q3 2008 Revenue	Q3 2007 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	95.7%	$ 2,082	$ 2,058	$ 24	1.2%
Michigan	2,888	97.1%	97.3%	6,708	6,461	247	3.8%
Ohio - Central Ohio	2,621	97.2%	96.0%	6,315	5,888	427	7.3%
Ohio - Northeastern Ohio	1,399	97.2%	94.8%	4,014	3,805	209	5.5%
Pennsylvania	468	99.1%	95.9%	1,082	994	88	8.9%
Total Midwest Properties	8,212	97.1%	96.2%	20,201	19,206	995	5.2%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.8%	93.3%	4,570	4,579	(9)	(0.2)%
Georgia	1,717	91.2%	95.1%	4,185	4,309	(124)	(2.9)%
Virginia	268	98.5%	97.0%	1,088	977	111	11.4%
Baltimore/Washington	667	94.0%	97.2%	2,496	2,442	54	2.2%
Total Mid-Atlantic/ Southeast Properties	3,924	93.0%	95.0%	12,339	12,307	32	0.3%
Total Same Community	12,136	95.8%	95.8%	32,540	31,513	1,027	3.3%
Acquisitions [2]							
Virginia	536	98.1%	N/A	1,828	-	1,828	100.0%
Total Property Revenue	12,672	95.9%	95.8%	$ 34,368	$ 31,513	$ 2,855	9.1%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Three Months Ended September 30, 2008 and 2007

Property Operating Expenses	No. of Units	2008 Physical Occupancy [1]	2007 Physical Occupancy [1]	Q3 2008 Expenses	Q3 2007 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	95.7%	$ 1,003	$ 995	$ 8	0.8%
Michigan	2,888	97.1%	97.3%	3,157	3,216	(59)	(1.8)%
Ohio - Central Ohio	2,621	97.2%	96.0%	2,996	3,095	(99)	(3.2)%
Ohio - Northeastern Ohio	1,399	97.2%	94.8%	1,622	1,614	8	0.5%
Pennsylvania	468	99.1%	95.9%	445	461	(16)	(3.5)%
Total Midwest Properties	8,212	97.1%	96.2%	9,223	9,381	(158)	(1.7)%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.8%	93.3%	1,868	1,948	(80)	(4.1)%
Georgia	1,717	91.2%	95.1%	1,906	1,967	(61)	(3.1)%
Virginia	268	98.5%	97.0%	372	325	47	14.5%
Baltimore/Washington	667	94.0%	97.2%	969	861	108	12.5%
Total Mid-Atlantic/ Southeast Properties	3,924	93.0%	95.0%	5,115	5,101	14	0.3%
Total Same Community	12,136	95.8%	95.8%	14,338	14,482	(144)	(1.0)%
Acquisitions [2]							
Virginia	536	98.1%	N/A	644	-	644	100.0%
Total Property Operating Expenses	12,672	95.9%	95.8%	$ 14,982	$ 14,482	$ 500	3.5%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended September 30, 2008 and 2007

Property NOI [1]	No. of Units	2008 Physical Occupancy [2]	2007 Physical Occupancy [2]	Q3 2008 NOI	Q3 2007 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	95.7%	$ 1,079	$ 1,063	$ 16	1.5%
Michigan	2,888	97.1%	97.3%	3,551	3,245	306	9.4%
Ohio - Central Ohio	2,621	97.2%	96.0%	3,319	2,793	526	18.8%
Ohio - Northeastern Ohio	1,399	97.2%	94.8%	2,392	2,191	201	9.2%
Pennsylvania	468	99.1%	95.9%	637	533	104	19.5%
Total Midwest Properties	8,212	97.1%	96.2%	10,978	9,825	1,153	11.7%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.8%	93.3%	2,702	2,631	71	2.7%
Georgia	1,717	91.2%	95.1%	2,279	2,342	(63)	(2.7)%
Virginia	268	98.5%	97.0%	716	652	64	9.8%
Baltimore/Washington	667	94.0%	97.2%	1,527	1,581	(54)	(3.4)%
Total Mid-Atlantic/ Southeast Properties	3,924	93.0%	95.0%	7,224	7,206	18	0.2%
Total Same Community	12,136	95.8%	95.8%	18,202	17,031	1,171	6.9%
Acquisitions [3]							
Virginia	536	98.1%	N/A	1,184	-	1,184	100.0%
Total Property NOI	12,672	95.9%	95.8%	$ 19,386	$ 17,031	$ 2,355	13.8%

(1) See page 28 for a reconciliation of net (loss) income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Revenue
For the Nine Months Ended September 30, 2008 and 2007

Property Revenue	No. of Units	2008 Physical Occupancy [1]	2007 Physical Occupancy [1]	YTD 2008 Revenues	YTD 2007 Revenues	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	95.7%	$ 6,193	$ 5,981	$ 212	3.5%
Michigan	2,888	97.1%	97.3%	19,676	19,122	554	2.9%
Ohio - Central Ohio	2,621	97.2%	96.0%	18,479	17,224	1,255	7.3%
Ohio - Northeastern Ohio	1,399	97.2%	94.8%	11,729	11,189	540	4.8%
Pennsylvania	468	99.1%	95.9%	3,153	2,945	208	7.1%
Total Midwest Properties	8,212	97.1%	96.2%	59,230	56,461	2,769	4.9%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.8%	93.3%	13,675	13,836	(161)	(1.2)%
Georgia	874	93.2%	95.8%	6,399	6,359	40	0.6%
Baltimore/Washington	667	94.0%	97.2%	7,433	7,151	282	3.9%
Total Mid-Atlantic/ Southeast Properties	2,813	93.7%	95.0%	27,507	27,346	161	0.6%
Total Same Community	11,025	96.2%	95.9%	86,737	83,807	2,930	3.5%
Acquisitions [2]							
Virginia	804	98.3%	97.0%	6,123	1,174	4,949	421.6%
Georgia	843	89.1%	94.4%	6,374	2,181	4,193	192.3%
Total Property Revenue	12,672	95.9%	95.8%	$ 99,234	$ 87,162	$ 12,072	13.9%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Nine Months Ended September 30, 2008 and 2007

Property Operating Expenses	No. of Units	2008 Physical Occupancy [1]	2007 Physical Occupancy [1]	YTD 2008 Expenses	YTD 2007 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	95.7%	$ 3,010	$ 2,969	$ 41	1.4%
Michigan	2,888	97.1%	97.3%	9,324	9,335	(11)	(0.1)%
Ohio - Central Ohio	2,621	97.2%	96.0%	8,570	8,428	142	1.7%
Ohio - Northeastern Ohio	1,399	97.2%	94.8%	4,732	4,882	(150)	(3.1)%
Pennsylvania	468	99.1%	95.9%	1,334	1,336	(2)	(0.1)%
Total Midwest Properties	8,212	97.1%	96.2%	26,970	26,950	20	0.1%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.8%	93.3%	5,382	5,547	(165)	(3.0)%
Georgia	874	93.2%	95.8%	3,016	3,103	(87)	(2.8)%
Baltimore/Washington	667	94.0%	97.2%	2,535	2,434	101	4.1%
Total Mid-Atlantic/ Southeast Properties	2,813	93.7%	95.0%	10,933	11,084	(151)	(1.4)%
Total Same Community	11,025	96.2%	95.9%	37,903	38,034	(131)	(0.3)%
Acquisitions [2]							
Virginia	804	98.3%	97.0%	2,098	428	1,670	390.2%
Georgia	843	89.1%	94.4%	2,512	871	1,641	188.4%
Total Property Operating Expenses	12,672	95.9%	95.8%	$ 42,513	$ 39,333	$ 3,180	8.1%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Nine Months Ended September 30, 2008 and 2007

Property NOI [1]	No. of Units	2008 Physical Occupancy [2]	2007 Physical Occupancy [2]	YTD 2008 NOI	YTD 2007 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	95.7%	$ 3,183	$ 3,012	$ 171	5.7%
Michigan	2,888	97.1%	97.3%	10,352	9,787	565	5.8%
Ohio - Central Ohio	2,621	97.2%	96.0%	9,909	8,796	1,113	12.7%
Ohio - Northeastern Ohio	1,399	97.2%	94.8%	6,997	6,307	690	10.9%
Pennsylvania	468	99.1%	95.9%	1,819	1,609	210	13.1%
Total Midwest Properties	8,212	97.1%	96.2%	32,260	29,511	2,749	9.3%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.8%	93.3%	8,293	8,289	4	0.0%
Georgia	874	93.2%	95.8%	3,383	3,256	127	3.9%
Baltimore/Washington	667	94.0%	97.2%	4,898	4,717	181	3.8%
Total Mid-Atlantic/ Southeast Properties	2,813	93.7%	95.0%	16,574	16,262	312	1.9%
Total Same Community	11,025	96.2%	95.9%	48,834	45,773	3,061	6.7%
Acquisitions [3]							
Virginia	804	98.3%	97.0%	4,025	746	3,279	439.5%
Georgia	843	89.1%	94.4%	3,862	1,310	2,552	194.8%
Total Property NOI	12,672	95.9%	95.8%	$ 56,721	$ 47,829	$ 8,892	18.6%

(1)   See page 28 for a reconciliation of net (loss) income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2)   Represents physical occupancy at the end of the quarter.

(3)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Debt Structure
As of September 30, 2008
(Dollar amounts in thousands)

FIXED RATE DEBT	Balance Outstanding September 30, 2008	Percentage of Total Debt	Weighted Average Interest Rate
Mortgages payable - CMBS	$ 155,349	28.2%	7.7%
Mortgages payable - other [1]	320,604	58.2%	5.8%
Unsecured debt	25,780	4.7%	7.9%
Total fixed rate debt	501,733	91.1%	6.5%
VARIABLE RATE DEBT			
Mortgages payable	35,000	6.3%	4.6%
Revolver	14,500	2.6%	4.7%
Total variable rate debt	49,500	8.9%	4.6%
TOTAL DEBT	$ 551,233	100.0%	6.3%

Interest coverage ratio [2]	1.75:1
Fixed charge coverage ratio [3]	1.55:1
Weighted average maturity	7.3 years

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate CMBS	Fixed Rate Other	Variable Rate	Total
2008	$ -	$ -	$ -	$ -
2009	37,331	-	35,000	72,331
2010	15,634	63,000	-	78,634
2011 [4]	55,842	-	14,500	70,342
2012	46,542	36,000	-	82,542
Thereafter	-	247,384	-	247,384
Total	$ 155,349	$ 346,384	$ 49,500	$ 551,233

(1) Includes $63,000 of variable rate debt swapped to fixed.

(2) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance, other prepayment and/or preferred repurchase costs. See page 27 for a reconciliation of net (loss) income available to common shareholders to EBITDA and for the Company's definition of EBITDA.

(3) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance, and/or other prepayment costs.

(4) Includes the Company's revolving credit facility.

Associated Estates Realty Corporation
2008 Financial Outlook
As of October 27, 2008

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on the cover of this document for a list of risk factors.

Earnings Guidance Per Common Share

Expected net income	$1.99 to $2.03
Expected real estate depreciation and amortization	2.23
Expected adjustments to unconsolidated joint ventures	0.01
Expected defeasance and other prepayment costs on secured debt	0.12
Expected gains on disposition of properties	(3.07)
Expected Funds from Operations as Adjusted [1]	$1.28 to $1.32

Same Community Portfolio

Revenue growth	3.0% to 3.2%
Expense growth	0.9% to 1.1%
Property NOI [2] growth	4.5% to 4.9%
Physical occupancy	94.5% to 95.0%

Transactions

Acquisitions	$76 million
Dispositions	$100 million
Development	$0 million

Corporate Expenses

General and administrative expense	$13.8 million
Service company expense [3]	$0.5 million
Total	$14.3 million

Debt

Capitalized interest	$0 million
Expensed interest (excluding defeasance/prepayment costs) [4]	$37.3 million
Expected defeasance/prepayment costs	$2.0 million

Capital Structure [5]

Common share repurchases	$0 million
Preferred share repurchases	$0 million

[1] See page 26 for the Company's definition of this non-GAAP measurement.

[2] See page 28 for the Company's definition of this non-GAAP measurement.

[3] Excludes salaries and benefits reimbursed in connection with the management of properties for third parties which are grossed up in fees, reimbursements and other and direct property management and service company expense in accordance with GAAP.

[4] Includes $1.3 million of deferred financing costs.

[5] Earnings guidance does not take into consideration any share repurchases.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and other prepayment costs of $2.0 million for the nine months ended September 30, 2008, and $4.2 million for the nine months ended September 30, 2007. In accordance with GAAP, these prepayment costs are included as interest expense in the Company's Consolidated Statement of Operations. Also added back is $172,000 of preferred stock repurchase costs for the nine months ended September 30, 2007. In accordance with GAAP, the Company reclassified from additional paid in capital the original issuance costs associated with the repurchase of 111,500 depositary shares of the Series B Preferred Shares for the nine months ended September 30, 2007. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shareholders to EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,	
(In thousands)	2008	2007	2008	2007
Net (loss) income available to common shareholders	$ (4,244)	$ (4,022)	$ 31,820	$ 3,962
Equity in net loss of joint ventures	28	31	72	247
Preferred share dividends and repurchase costs	1,201	1,201	3,603	3,896
Interest income	(16)	(57)	(127)	(401)
Interest expense [(1)]	9,202	10,071	29,639	31,873
Depreciation and amortization	9,602	9,278	28,376	24,842
Gain on disposition of properties	-	-	(45,203)	(17,043)
Taxes	72	71	226	232
EBITDA	15,845	16,573	48,406	47,608
EBITDA - Joint Ventures:				
Equity in net loss of joint ventures	(28)	(31)	(72)	(247)
Interest expense	9	10	29	759
Depreciation and amortization	24	25	71	605
EBITDA - Joint Ventures	5	4	28	1,117
Total EBITDA	$ 15,850	$ 16,577	$ 48,434	$ 48,725

[(1)]   2008 includes defeasance and other prepayment costs of $1,959 for the nine months ended September 30, and 2007 includes defeasance and other prepayment costs of $4,183 for the nine months ended September 30, respectively.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and painting service expense from total revenue. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net (loss) income.

(In thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Property NOI	$ 19,386	$ 17,031	$ 56,721	$ 47,829
Service company NOI	8	(469)	165	(1,424)
Painting services NOI	(31)	62	(226)	146
Depreciation and amortization	(9,602)	(8,462)	(27,614)	(21,863)
General and administrative expense	(3,668)	(2,463)	(10,379)	(7,873)
Interest income	16	49	124	379
Interest expense [1]	(9,202)	(9,709)	(27,313)	(30,796)
Equity in net loss of joint ventures	(28)	(31)	(72)	(247)
Minority interest in operating partnership	(13)	(13)	(40)	(40)
Income from discontinued operations:				
Operating income (loss)	91	1,184	(1,146)	4,704
Gain on disposition of properties	-	-	45,203	17,043
Income from discontinued operations	91	1,184	44,057	21,747
Consolidated net (loss) income	$ (3,043)	$ (2,821)	$ 35,423	$ 7,858

[1] 2007 includes defeasance and other prepayment costs of $4,183 for the nine months ended September 30.

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments, which have reached stabilization and were owned and operational for the entire periods presented. The Company considers a property stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.